Exhibit 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
($ in millions)

	Fiscal Year Ended
	Jan. 28, 2012	Jan. 29, 2011	Jan. 30, 2010	Jan. 31, 2009	Feb. 2, 2008
NET EARNINGS
Income (loss) from continuing operations	$278	$169	$47	$(79)	$43
Income tax expense (benefit)	157	88	26	(21)	(93)
Interest expense, excluding capitalized interest	13	14	13	16	21
Portion of rents deemed representative of the interest factor (1/3)	218	213	217	225	224
	$666	$484	$303	$141	$195
FIXED CHARGES
Gross interest expense	$13	$14	$13	$16	$21
Portion of rents deemed representative of the interest factor (1/3)	218	213	217	225	224
	$231	$227	$230	$241	$245
RATIO OF EARNINGS TO FIXED CHARGES	2.9	2.1	1.3	0.6	0.8